Exhibit 99.1

YY Reports Fourth Quarter and Full Year 2016 Unaudited Financial Results

Guangzhou, China, March 14, 2017 – YY Inc. (NASDAQ: YY) ("YY" or the "Company"), a live streaming platform, today announced its unaudited financial results for the fourth quarter and full year 2016.

Fourth Quarter 2016 Highlights

•	Net revenues increased by 30.8% to RMB2,484.2 million (US$357.8 million) from RMB1,899.8 million in the corresponding period of 2015.

•	Net income attributable to YY increased by 59.3% to RMB572.3 million (US$82.4 million) from RMB359.2 million in the corresponding period of 2015.

•	Non-GAAP net income attributable to YY increased by 42.4% to RMB598.6 million (US$86.2 million) from RMB420.4 million in the corresponding period of 2015.

Full Year 2016 Highlights

•	Net revenues increased by 39.1% to RMB8,204.1 million (US$1,181.6 million) from RMB5,897.2 million in 2015.

•	Net income attributable to YY increased by 47.5% to RMB1,523.9 million (US$219.5 million) from RMB1,033.2 million in 2015.

•	Non-GAAP net income attributable to YY increased by 38.0% to RMB1,681.2 million (US$242.1 million) from RMB1,218.6 million in 2015.

“We are delighted to have delivered another quarter of solid results in the fourth quarter of 2016,” said Mr. Zhou Chen, Chief Executive Officer of YY. “In addition to our robust financial performance in the fourth quarter, our mobile MAU reached 56.0 million, representing a 4.8% increase from the previous quarter, and our PC MAU was stable at 96.1 million. Our solid financial results and user numbers are due to the continued strengthening of our product and content offerings and our dedication to the development of new and diverse market content. For example, the introduction of new vertical content like YY Live’s outdoor and travel and the expansion of our mobile game live broadcasting content for the Huya broadcasting platform are key components for expanding our content offering. Additionally, in order to further strengthen user stickiness across our platform, we began to encourage more users from both YY Live and Huya broadcasting to share more live broadcasting sessions based on social relationships and locations. Going forward, we will introduce even more content verticals to YY, and in turn, we are confident that we can further expand our market share and maintain our leading position in this massive growth industry.”

Mr. Eric He, Chief Financial Officer of YY, further commented, “In the fourth quarter of 2016, we continued to see strong growth momentum in our revenues, with total net revenues increasing by 30.8% year over year to RMB2.5 billion, primarily attributable to the healthy growth in our total number of live streaming paying users which grew by 91.9% year over year to 5.2 million. Importantly, despite the intense competitive landscape in the live streaming industry, our live streaming revenues for the full year of 2016 witnessed a remarkable 54.8% year over year growth to over seven billion, and our Non-GAAP profit margin for the year exceeded 20%, which is a testament to the solid strength and long-term competitiveness of both of our platforms. As Huya broadcasting’s revenue growth continues to accelerate, its margins continue to improve, which ultimately strengthens our long-term profitability.”

1

Fourth Quarter 2016 Financial Results

NET REVENUES1

Net revenues increased by 30.8% to RMB2,484.2 million (US$357.8 million) in the fourth quarter of 2016 from RMB1,899.8 million in the corresponding period of 2015, primarily driven by the increase in live streaming revenues. Live streaming revenues increased by 41.7% to RMB2,218.2 million (US$319.5 million) in the fourth quarter of 2016 from RMB1,565.2 million in the corresponding period of 2015. Live streaming revenues from the YY Live segment in the fourth quarter of 2016 was RMB1,883.8 million (US$271.3 million) and live streaming revenues from the Huya segment in the fourth quarter of 2016 was RMB334.3 million (US$48.2 million).

Revenues from online games were RMB125.4 million (US$18.1 million) in the fourth quarter of 2016, as compared to RMB172.4 million in the corresponding period of 2015, which primarily reflected the continued softness in China’s web game market.

Revenues from membership were RMB74.7 million (US$10.8 million) in the fourth quarter of 2016, as compared to RMB80.8 million in the corresponding period of 2015.

Other revenues, mainly including revenues from the Company's online education platform and online advertising revenues, were RMB65.9 million (US$9.5 million) in the fourth quarter of 2016, compared with RMB81.4 million in the corresponding period of 2015.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 33.5% to RMB1,559.6 million (US$224.6 million) in the fourth quarter of 2016 from RMB1,168.2 million in the corresponding period of 2015, primarily attributable to an increase in revenue-sharing fees and content costs to RMB1,222.2 million (US$176.0 million) in the fourth quarter of 2016 from RMB807.3 million in the corresponding period of 2015. The increase in revenue-sharing fees and content costs paid to performers, channel owners and content providers was slightly higher than the increase in live streaming revenues due to more diverse content offerings in the fourth quarter. In addition, bandwidth costs slightly increased to RMB168.9 million (US$24.3 million) in the fourth quarter of 2016 from RMB161.1 million in the corresponding period of 2015, primarily reflecting the continued user base expansion and video quality improvements, but partially offset by the Company’s improved efficiency and pricing terms.

Gross profit increased by 26.4% to RMB924.6 million (US$133.2 million) in the fourth quarter of 2016 from RMB731.6 million in the corresponding period of 2015. Gross margin was 37.2% in the fourth quarter of 2016, as compared to 38.5% in the corresponding period of 2015.

OPERATING INCOME

Operating expenses for the fourth quarter of 2016 were RMB495.5 million (US$71.4 million), as compared to RMB354.6 million in the corresponding period of 2015.

Operating income in the fourth quarter of 2016 increased by 51.7% to RMB621.5 million (US$89.5 million) from RMB409.8 million in the corresponding period of 2015. Operating margin in the fourth quarter of 2016 was 25.0%, as compare to 21.6% in the corresponding period of 2015.

1 From the third quarter of 2016, the Company changed revenue segmenting to live streaming, online games, membership and others. The Company believes this new method better captures the way it generates revenues and is more transparent and reliable than breaking down revenues by business lines as previously presented.

2

Non-GAAP operating income2 increased by 37.6% to RMB647.9 million (US$93.3 million) in the fourth quarter of 2016 from RMB471.0 million in the corresponding period of 2015. Non-GAAP operating margin3 was 26.1% in the fourth quarter of 2016, as compared to 24.8% in the corresponding period of 2015.

NET INCOME

Net income attributable to YY Inc. increased by 59.3% to RMB572.3 million (US$82.4 million) in the fourth quarter of 2016 from RMB359.2 million in the corresponding period of 2015. Net margin in the fourth quarter of 2016 increased to 23.0% from 18.9% in the corresponding period of 2015.

Non-GAAP net income attributable to YY Inc.4 increased by 42.4% to RMB598.6 million (US$86.2 million) from RMB420.4 million in the corresponding period of 2015. Non-GAAP net margin5 in the fourth quarter of 2016 increased to 24.1% from 22.1% in the corresponding period of 2015.

NET INCOME PER ADS

Diluted net income per ADS6 increased by 56.1% to RMB9.74 (US$1.40) in the fourth quarter of 2016 from RMB6.24 in the corresponding period of 2015.

Non-GAAP diluted net income per ADS7 increased by 40.3% to RMB10.17 (US$1.46) in the fourth quarter of 2016 from RMB7.25 in the corresponding period of 2015.

BALANCE SHEET AND CASH FLOWS

As of December 31, 2016, the Company had cash and cash equivalents of RMB1,579.7 million (US$227.5 million) and short-term deposits of RMB3,751.5 million (US$540.3 million). For the fourth quarter of 2016, net cash from operating activities was RMB996.5 million (US$143.5 million).

SHARES OUTSTANDING

As of December 31, 2016, the Company had a total of 1,109.7 million common shares outstanding, or the equivalent of 55.5 million ADSs outstanding.

FULL YEAR 2016 FINANCIAL RESULTS

For the full year of 2016, net revenues increased by 39.1% to RMB8,204.1 million (US$1,181.6 million) from RMB5,897.2 million in 2015, primarily driven by a 54.8% year-over-year increase in live streaming revenues.

Net income attributable to YY Inc. for the full year of 2016 increased by 47.5% to RMB1,523.9 million (US$219.5 million) from RMB1,033.2 million in 2015. Net margin for the full year of 2016 increased to 18.6% from 17.5% in 2015.

2 Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses.

3 Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues.

4 Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses.

5 Non-GAAP net margin is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to YY Inc. as a percentage of net revenues.

6 ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income per ADS is net income attributable to common shareholders divided by weighted average number of diluted ADS.

7 Non-GAAP diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to common shareholders divided by weighted average number of ADS used in the calculation of diluted net income per ADS.

3

Non-GAAP net income attributable to YY Inc. for the full year of 2016 increased by 38.0% to RMB1,681.2 million (US$242.1 million) from RMB1,218.6 million in 2015. Non-GAAP net margin was 20.5% for the full year of 2016, as compared to 20.7% for the full year of 2015.

Diluted net income per ADS for the full year of 2016 increased to RMB26.40 (US$3.80) from RMB17.96 in the prior year. Non-GAAP diluted net income per ADS for the full year of 2016 increased to RMB28.98 (US$4.17) from RMB21.18 in the prior year.

For the full year of 2016, net cash from operating activities was RMB2,421.1 million (US$348.7 million).

Business Outlook

For the first quarter of 2017, the Company expects its net revenues to be between RMB2.2 billion and RMB2.3 billion, representing a year-over-year growth of approximately 33.4% to 39.5%. These forecasts reflect the Company's current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on March 14, 2017 at 8:00 am Eastern Time or 8:00 pm Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200-654
Hong Kong:	+852-3018-6776
Conference ID:	# 80888723

The replay will be accessible through March 22, 2017 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	# 80888723

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://investors.yy.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.9430 to US$1.00, the noon buying rate in effect on December 31, 2016 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a live streaming platform that enables users to interact in live online group activities through voice, text and video. Launched in July 2008, YY Client, the Company’s core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of activities, including online music and entertainment, online games, online dating, live game broadcasting and education. YY Inc. was listed on NASDAQ in November 2012 and generated revenues of US$910 million in the fiscal year 2015.

4

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY's strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY's future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain registered user accounts, active users, especially paying users; YY’s ability to monetize the user base; YY’s ability to continue attracting advertisers and offering popular online games; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. YY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to YY Inc., non-GAAP net margin, non-GAAP net income attributable to common shareholders, and basic and diluted non-GAAP net income per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income attributable to YY Inc. is net income attributable to YY Inc. excluding share-based compensation expenses. Non-GAAP net margin is non-GAAP net income attributable to YY Inc. as a percentage of net revenues. Non-GAAP net income attributable to common shareholders is net income attributable to common shareholders excluding share-based compensation expenses. Basic and diluted non-GAAP net income per ADS is non-GAAP net income attributable to common shareholders divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

5

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “YY Inc. Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Investor Relations Contact

YY Inc.

Yuffie Fu

Tel: +86 (20) 8212-0000

Email:IR@YY.com

ICR, Inc.

Jessie Fan

Tel: +1 (646) 915-1611

Email:IR@YY.com

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YY INC.

UNAUDITED CONDENSEDCONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	928,934	1,579,743	227,530
Short-term deposits	1,894,946	3,751,519	540,331
Restricted short-term deposits	389,221	-	-
Accounts receivable, net	132,353	169,571	24,423
Inventory	14,385	2,266	326
Amount due from related parties	5,297	135,245	19,479
Prepayments and other current assets	147,823	224,732	32,369
Deferred tax assets	116,921	107,309	15,456

Total current assets	3,629,880	5,970,385	859,914

Non-current assets
Deferred tax assets	3,363	10,502	1,513
Investments	567,557	918,602	132,306
Property and equipment, net	843,449	838,750	120,805
Land use rights, net	-	1,872,394	269,681
Intangible assets, net	146,437	58,926	8,487
Goodwill	151,638	14,300	2,060
Other non-current assets	1,960,430	101,933	14,681

Total non-current assets	3,672,874	3,815,407	549,533

Total assets	7,302,754	9,785,792	1,409,447

Liabilities ,mezzanine equity and shareholders’ equity
Current liabilities
Convertible bonds(1)	-	2,768,469	398,742
Accounts payable	129,819	137,107	19,748
Deferred revenue	385,300	430,683	62,031
Advances from customers	55,086	56,152	8,088
Income taxes payable	107,403	140,754	20,273
Accrued liabilities and other current liabilities	681,889	1,066,038	153,541
Amounts due to related parties	24,917	91,245	13,142

Total current liabilities	1,384,414	4,690,448	675,565

Non-current liabilities
Convertible bonds(2)	2,572,119	-	-
Deferred revenue	20,752	25,459	3,667
Deferred tax liabilities	16,817	8,058	1,161

Total non-current liabilities	2,609,688	33,517	4,828

Total liabilities	3,994,102	4,723,965	680,393

7

YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$

Mezzanine equity	61,833	9,272	1,335

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 728,227,848 and 750,115,028 shares issued and outstanding as of December 31, 2015 and December 31, 2016, respectively)	43	44	6
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 369,557,976 and 359,557,976 shares issued and outstanding as of December 31, 2015 and December 31, 2016, respectively)	27	26	4
Additional paid-in capital	2,011,799	2,165,766	311,935
Statutory reserves	56,507	58,857	8,477
Retained earnings	1,207,168	2,728,736	393,020
Accumulated other comprehensive (loss) income	(36,385)	93,066	13,404
Non-controlling interests	7,660	6,060	873

Total shareholders’ equity	3,246,819	5,052,555	727,719

Total liabilities, mezzanine equity and shareholders’ equity	7,302,754	9,785,792	1,409,447

(1)	Convertible bonds represent Convertible Senior Notes which may be redeemed within one year.
(2)	Effectively January 2016, ASU 2015-3 issued by FASB requires entities to present the issuance costs of bonds in the balance sheet as a direct deduction from the related bonds rather than assets. Accordingly, the Company retrospectively reclassified RMB25.3 million of issuance cost of bonds from other non-current assets into convertible bonds as of December 31, 2015.

8

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2015	September 30, 2016	December 31, 2016	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenues
Live streaming	1,565,230	1,790,373	2,218,190	319,486	4,539,857	7,027,227	1,012,131
Online games	172,398	149,530	125,424	18,065	771,882	634,325	91,362
Membership	80,828	68,768	74,650	10,752	291,310	284,860	41,028
Others	81,388	81,134	65,886	9,490	294,200	257,638	37,108

Total net revenue	1,899,844	2,089,805	2,484,150	357,793	5,897,249	8,204,050	1,181,629

Cost of revenues(1)	(1,168,239)	(1,275,002)	(1,559,557)	(224,623)	(3,579,744)	(5,103,430)	(735,047)

Gross profit	731,605	814,803	924,593	133,170	2,317,505	3,100,620	446,582

Operating expenses(1)
Research and development expenses	(152,678)	(163,236)	(160,118)	(23,062)	(548,799)	(675,230)	(97,253)
Sales and marketing expenses	(114,174)	(109,075)	(111,533)	(16,064)	(312,870)	(387,268)	(55,778)
General and administrative expenses	(87,788)	(102,683)	(206,192)	(29,698)	(358,474)	(482,437)	(69,485)
Goodwill impairment	-	-	(17,665)	(2,544)	(310,124)	(17,665)	(2,544)
Fair value change of contingent consideration	-	-	-	-	292,471	-	-

Total operating expenses	(354,640)	(374,994)	(495,508)	(71,368)	(1,237,796)	(1,562,600)	(225,060)

Gain on deconsolidation and disposal of subsidiaries	-	-	127,434	18,354	-	103,960	14,973
Other income	32,814	33,065	65,027	9,366	82,300	129,504	18,652

Operating income	409,779	472,874	621,546	89,522	1,162,009	1,771,484	255,147

Gain on partial disposal of associates	-	-	25,061	3,610	-	25,061	3,610
Interest expense	(32,016)	(20,357)	(20,758)	(2,990)	(97,125)	(81,085)	(11,679)
Interest income	26,185	17,162	26,480	3,814	137,892	67,193	9,678
Foreign currency exchange gains (losses), net	187	(16)	385	55	(38,099)	1,158	167
Other non-operating expense	-	-	-	-	(2,165)	-	-

Income before income tax expenses	404,135	469,663	652,714	94,011	1,162,512	1,783,811	256,923

Income tax expenses	(51,561)	(69,909)	(85,804)	(12,358)	(178,327)	(280,514)	(40,402)

Income before share of income (loss) in equity method investments, net of income taxes	352,574	399,754	566,910	81,653	984,185	1,503,297	216,521

Share of income (loss) in equity method investments, net of income taxes	3,233	(1,867)	4,400	634	14,120	8,279	1,192

Net Income	355,807	397,887	571,310	82,287	998,305	1,511,576	217,713

Less: Net loss attributable to the non-controlling interest shareholders and the mezzanine classified non-controlling interest shareholders	(3,409)	(2,152)	(944)	(136)	(34,938)	(12,342)	(1,778)

Net income attributable to YY Inc.	359,216	400,039	572,254	82,423	1,033,243	1,523,918	219,491

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YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2015	September 30, 2016	December 31, 2016	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net income attributable to YY Inc.	359,216	400,039	572,254	82,423	1,033,243	1,523,918	219,491

Other comprehensive income :
Unrealized gain (loss) of available-for-sales securities	-	13,354	(55,738)	(8,028)	-	134,768	19,411
Foreign currency translation adjustments, net of nil tax	(360)	(562)	(3,646)	(525)	4,414	(5,317)	(766)

Comprehensive income attributable to YY Inc.	358,856	412,831	512,870	73,870	1,037,657	1,653,369	238,136

Net income per ADS
—Basic	6.42	7.07	10.11	1.46	18.37	27.04	3.89
—Diluted	6.24	6.90	9.74	1.40	17.96	26.40	3.80
Weighted average number of ADS used in calculating net income per ADS
—Basic	55,976,338	56,560,174	56,613,257	56,613,257	56,259,499	56,367,166	56,367,166
—Diluted	60,655,008	60,814,662	60,914,063	60,914,063	57,541,558	60,805,566	60,805,566

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Twelve Months Ended
	December 31, 2015	September 30, 2016	December 31, 2016	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$

Cost of revenues	8,871	3,701	3,440	495	23,963	15,894	2,289
Research and development expenses	29,240	11,120	13,923	2,005	70,951	78,816	11,352
Sales and marketing expenses	1,089	612	715	103	3,283	3,107	448
General and administrative expenses	22,009	20,086	8,270	1,191	87,175	59,469	8,565

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YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2015	September 30, 2016	December 31, 2016	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$

Operating income	409,779	472,874	621,546	89,522	1,162,009	1,771,484	255,147
Share-based compensation expenses	61,209	35,519	26,348	3,794	185,372	157,286	22,654

Non-GAAP operating income	470,988	508,393	647,894	93,316	1,347,381	1,928,770	277,801

Net income attributable to YY Inc.	359,216	400,039	572,254	82,423	1,033,243	1,523,918	219,491
Share-based compensation expenses	61,209	35,519	26,348	3,794	185,372	157,286	22,654

Non-GAAP net income attributable to YY Inc.	420,425	435,558	598,602	86,217	1,218,615	1,681,204	242,145

Non-GAAP net income per ADS
—Basic	7.51	7.70	10.57	1.52	21.66	29.83	4.30
—Diluted	7.25	7.48	10.17	1.46	21.18	28.98	4.17
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	55,976,338	56,560,174	56,613,257	56,613,257	56,259,499	56,367,166	56,367,166
—Diluted	60,655,008	60,814,662	60,914,063	60,914,063	57,541,558	60,805,566	60,805,566

11

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2016

	YY Live	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	1,883,841	334,349	-	2,218,190	319,486
Online games	125,424	-	-	125,424	18,065
Membership	74,650	-	-	74,650	10,752
Others	12,952	4,926	48,008	65,886	9,490

Total net revenue	2,096,867	339,275	48,008	2,484,150	357,793

Cost of revenues(1)	(1,160,084)	(374,178)	(25,295)	(1,559,557)	(224,623)

Gross profit (loss)	936,783	(34,903)	22,713	924,593	133,170

Operating expenses(1)
Research and development expenses	(120,243)	(35,831)	(4,044)	(160,118)	(23,062)
Sales and marketing expenses	(82,327)	(16,281)	(12,925)	(111,533)	(16,064)
General and administrative expenses	(186,731)	(11,206)	(8,255)	(206,192)	(29,698)
Goodwill impairment	(3,861)	-	(13,804)	(17,665)	(2,544)

Total operating expenses	(393,162)	(63,318)	(39,028)	(495,508)	(71,368)
Gain on deconsolidation and disposal of subsidiaries	127,434			127,434	18,354
Other income	65,027	-	-	65,027	9,366

Operating income (loss)	736,082	(98,221)	(16,315)	621,546	89,522

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31, 2016

	YY Live	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of revenues	2,271	1,105	64	3,440	495
Research and development expenses	10,302	2,618	1,003	13,923	2,005
Sales and marketing expenses	708	7	-	715	103
General and administrative expenses	5,263	2,999	8	8,270	1,191

12

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2016

	YY Live	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	736,082	(98,221)	(16,315)	621,546	89,522
Share-based compensation expenses	18,544	6,729	1,075	26,348	3,794

Non-GAAP operating income (loss)	754,626	(91,492)	(15,240)	647,894	93,316

13

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2016

	YY Live	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	1,593,495	196,878	-	1,790,373	268,482
Online games	149,530	-	-	149,530	22,423
Membership	68,768	-	-	68,768	10,312
Others	20,240	-	60,894	81,134	12,167

Total net revenue	1,832,033	196,878	60,894	2,089,805	313,384

Cost of revenues(1)	(972,553)	(269,407)	(33,042)	(1,275,002)	(191,198)

Gross profit (loss)	859,480	(72,529)	27,852	814,803	122,186

Operating expenses(1)
Research and development expenses	(125,637)	(31,409)	(6,190)	(163,236)	(24,479)
Sales and marketing expenses	(80,373)	(10,174)	(18,528)	(109,075)	(16,357)
General and administrative expenses	(70,514)	(11,557)	(20,612)	(102,683)	(15,398)

Total operating expenses	(276,524)	(53,140)	(45,330)	(374,994)	(56,234)
Other income	33,065	-	-	33,065	4,958

Operating income (loss)	616,021	(125,669)	(17,478)	472,874	70,910

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2016

	YY Live	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of revenues	2,726	934	41	3,701	555
Research and development expenses	7,985	2,357	778	11,120	1,668
Sales and marketing expenses	586	26	-	612	92
General and administrative expenses	4,383	2,229	13,474	20,086	3,012

14

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2016

	YY Live	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	616,021	(125,669)	(17,478)	472,874	70,910
Share-based compensation expenses	15,680	5,546	14,293	35,519	5,327

Non-GAAP operating income (loss)	631,701	(120,123)	(3,185)	508,393	76,237

15

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2015

	YY Live	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	1,431,584	133,646	-	1,565,230	241,630
Online games	172,398	-	-	172,398	26,614
Membership	80,828	-	-	80,828	12,478
Others	45,034	-	36,354	81,388	12,564

Total net revenue	1,729,844	133,646	36,354	1,899,844	293,286

Cost of revenues(1)	(930,954)	(203,297)	(33,988)	(1,168,239)	(180,345)

Gross profit (loss)	798,890	(69,651)	2,366	731,605	112,941

Operating expenses(1)
Research and development expenses	(124,330)	(20,131)	(8,217)	(152,678)	(23,569)
Sales and marketing expenses	(94,192)	(11,215)	(8,767)	(114,174)	(17,625)
General and administrative expenses	(71,847)	(6,926)	(9,015)	(87,788)	(13,552)

Total operating expenses	(290,369)	(38,272)	(25,999)	(354,640)	(54,746)
Other income	32,814	-	-	32,814	5,066

Operating income (loss)	541,335	(107,923)	(23,633)	409,779	63,261

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31, 2015

	YY Live	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of revenues	8,104	639	128	8,871	1,369
Research and development expenses	24,373	2,246	2,621	29,240	4,514
Sales and marketing expenses	938	151	-	1,089	168
General and administrative expenses	17,430	146	4,433	22,009	3,398

16

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2015

	YY Live	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	541,335	(107,923)	(23,633)	409,779	63,261
Share-based compensation expenses	50,845	3,182	7,182	61,209	9,449

Non-GAAP operating income (loss)	592,180	(104,741)	(16,451)	470,988	72,710

17